UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 31, 2026 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board of Directors (the “Board”) of Eastern International Ltd., a Cayman Islands exempted company (the “Company”) granted stock awards of ordinary shares of the Company, par value $0.0001 (the “Ordinary Shares”), pursuant to the Company’s 2025 Omnibus Equity Plan, to certain officers and directors of the Company (the “Grantees”), including: 180,000 Ordinary Shares to Albert Wong, Chief Executive Officer and Chairman of the Board, 100,000 Ordinary Shares to Chung Leung Cheung, Chief Financial Officer of the Company, 80,000 Ordinary Shares to Ching Hei Li, a director of the Board, 5,000 Ordinary Shares to each of Yu-yun Tristan Kuo, Chun Pong Chiu and Shiu Wing Joseph Chow, directors of the Board (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the grantees also entered into an Unrestricted Stock Award Agreement with the Company on March 31, 2026. The form of Unrestricted Stock Award Agreements is filed as Exhibit 10.1 to this report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Unrestricted Stock Award Agreement between the Grantees and the Company

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2026

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

3